Exhibit 12

Lockheed Martin Corporation

Computation of Ratio of Earnings to Fixed Charges

For the Quarter Ended March 30, 2008

(In millions, except ratio)

Earnings
Earnings before income taxes	$1,084
Interest expense	87
Losses (undistributed earnings) of 50% and less than 50% owned companies, net	(29)
Portion of rents representative of an interest factor	13
Amortization of debt premium and discount, net	(2)

Adjusted earnings from continuing operations before income taxes	$1,153

Fixed Charges
Interest expense	$87
Portion of rents representative of an interest factor	13
Amortization of debt premium and discount, net	(2)
Capitalized interest	—

Total fixed charges	$98

Ratio of Earnings to Fixed Charges	11.8